James R. Levey
Direct: (314) 259-2296
jrlevey@bryancave.com

August 7, 2008

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Julie Sherman

Re: Graybar Electric Company, Inc.
Form 10-K for the fiscal year ended December 31, 2007
File No. 000-00255

Ladies and Gentlemen:

We are writing this letter on behalf of Graybar Electric Company, Inc. ("Graybar" or the "Company") in response to the letter, dated July 17, 2008, of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") regarding the above-referenced filing.

As previously discussed with the Staff, the Company is concurrently filing Amendment No. 1 to the above-referenced Form 10-K, as well as Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

This letter sets forth an italicized summary of the Staff comment, which is followed by the Company's response.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your

disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

The Company has informed us that management's assessment of internal control over financial reporting was performed by Company management, and that internal control over financial reporting was determined by management to be effective as of the end of the fiscal year ended December 31, 2007.

The Company is filing Amendment No. 1 on Form 10-K/A to correct the inadvertent omission of management's report on internal control over financial reporting from its annual report for the year ended December 31, 2007. The amended Item 9A(T) includes management's report on internal control over financial reporting and reads as follows:

Item 9A(T). Internal Control over Financial Reporting.

(a) Management's Report on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management of the Company concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(b) Changes in Internal Control Over Financial Reporting.

There were no changes in the Company's internal control over financial reporting that have occurred during the Company's last fiscal quarter that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Company management does not believe that its failure to include its report on its assessment of internal control over financial reporting impacts its conclusion, as set forth in the Form 10-K, that its disclosure controls and procedures as of the end of the fiscal year ended December 31, 2007 were effective to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. As a non-accelerated filer, the Company previously had not been subject to the requirement that this report be included in Company filings. As the Staff knows, the applicability of this requirement to non-accelerated filers had been postponed several times, leading to general confusion. Based on conversations with the Staff, we understand that many companies may have made similar mistakes and have inadvertently failed to include this disclosure the first time it was required in their annual reports.

Because management's report was not included in its Form 10-K for the year ended December 31, 2007, the Company omitted related language in the officer certifications that it made when it filed its quarterly report on Form 10-Q for the quarter ended March 31, 2008. To address this omission, the Company will file Amendment No. 1 on Form 10-Q/A with corrected officer certifications, and the Form 10-Q for the quarter ended June 30, 2008 (as well as other future filings) will include complete certifications.

The Company has informed us that it acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*　　*　　*

We appreciate the Staff's review. If you require any additional information on this matter, or if we can provide you with any other information which will facilitate the completion of your review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2296, or by fax at 314-552-8296.

Very truly yours,

/s/ JAMES R. LEVEY
James R. Levey

JRL/llg

Cc: Angela Crane, Accounting Branch Chief

Mr. D. Beatty D'Alessandro, Graybar Electric Company, Inc.
Matthew W. Geekie, Esq., Graybar Electric Company, Inc.
Mr. Martin J. Beagen, Graybar Electric Company, Inc.
Alice W. Lehnhoff, Esq., Graybar Electric Company, Inc.